Monthly Report - June, 2016

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        8,946,199       31,530,737
Change in unrealized gain (loss) on open            8,179,587        4,930,265
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0                0
      obligations
   Change in unrealized gain (loss) from U.S.         190,206          265,036
      Treasury obligations
Interest Income 			               73,133          362,593
Foreign exchange gain (loss) on margin deposits      (20,355)           83,047
				                 ------------    -------------
Total: Income 				           17,368,770       37,171,678

Expenses:
   Brokerage commissions 		            1,054,243        6,125,068
   Management fee 			               39,026          218,629
   20.0% New Trading Profit Share 	              340,919          663,247
   Custody fees 		       	               10,036           19,600
   Administrative expense 	       	               95,570          582,626
					         ------------    -------------
Total: Expenses 		                    1,539,794        7,609,170
Net Income(Loss)			   $       15,828,976       29,562,508
for June, 2016

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (177,525.120    $     5,876,875    206,232,230    212,109,105
units) at May 31, 2016
Addition of 		 	              0        587,369        587,369
485.886 units on June 1, 2016
Redemption of 		 	              0    (1,957,627)    (1,957,627)
(1,567.943) units on  June 30, 2016*
Net Income (Loss)               $       475,005     15,353,971     15,828,976
for June, 2016
         			   -------------   -------------   -----------


Net Asset Value at June 30, 2016
(176,493.620 units inclusive
of 50.557 additional units) 	      6,351,880    220,215,943    226,567,823
				  =============  ============= ==============


		GLOBAL MACRO TRUST June 2016 UPDATE
                      Year to Date     Net Asset
Series	  June ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       7.51% 	  14.26%  $    1,247.62	  159,225.002 $   198,652,135
Series 2       6.41% 	  13.37%  $    1,547.87	        6.799 $        10,524
Series 3       6.42% 	  13.46%  $    1,570.02	   14,466.795 $    22,713,132
Series 4       8.08% 	  17.97%  $    1,857.60	    2,795.024 $     5,192,032

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




				July 19, 2016
Dear Investor:

The Trust was profitable in June due predominantly to gains from long interest rate futures positions. Trading of stock index futures and currency forwards were each fractionally positive after a month of volatility. Trading of commodity futures was also fractionally profitable as gains from grains and soft commodities outpaced losses from energy and metals.

Long positions in U.S., German, French, British, Canadian and Australian interest rate futures were profitable, particularly after the surprise U.K. "leave vote" on Brexit produced a flight to safety and an expectation that easier monetary policy would be forthcoming rather broadly going forward. The weak employment report in the U.S. that prompted another delay in the Fed's rate rise program had underpinned the prices of note, bond and short term interest rate futures earlier in the month. The fact that the World Bank, IMF and OECD among others had lowered global growth projections also supported fixed income prices.

Currency trading was particularly volatile as the dollar was buffeted to and fro during June. The U.S. currency was strengthening at the start of the month as market participants expected that a rate increase from the Fed was in the offing. After an extraordinarily weak U.S. jobs report, however, those expectations were put on hold and the dollar weakened. When Fed
Chair Yellen cited real concerns that the "temporary headwinds" that had blunted the Fed's rate rise program might actually reflect Larry Summer's "secular stagnation" rather than just passing concerns, the U.S. unit softened further. Then, following the surprise decision of the British electorate to leave the EU, a flight to safety and quality prompted an upward U-turn for the dollar. On balance, a short British pound trade and long Brazilian real, New Zealand dollar and South African rand positions versus the U.S. dollar were profitable. On the other hand, long U.S.
dollar trades relative to the euro, Aussie dollar, Korean won, and Swedish krona produced partially offsetting losses, as did trading of the Mexican peso.

Equity markets were roiled in June by the persistent waffling among Fed policy makers and by the swirl of activity surrounding the "Brexit" vote and its aftermath. By month end, however, expectations that monetary policies worldwide would likely ease further underpinned a stock rebound. Short positions in Japanese, French, Spanish and South African equity index futures and long positions in non-tech U.S., British, Canadian, and the Euro Stoxx indices posted profits. Meanwhile, trading of the VIX, Chinese, Hong Kong, Korean, and German stock futures and long positions in NASDAQ and Australian futures generated losses.

Grain prices were influenced by changing weather conditions, rising early in June as hot dry weather raised concerns about U.S. and Brazilian crops, but falling later as unexpected rains eased those concerns. Long positions in soybeans and trading of corn and wheat were each slightly profitable. A long sugar position posted a gain when prices rose as production in Thailand, India and Brazil was hurt by El Nino weather influences.

Losses on short natural gas and long RBOB gasoline trades slightly outweighed the profits on long crude oil and heating oil positions. Trading of precious and industrial metals produced a fractional loss.



				   Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman